EXHIBIT 99.1

Fury Announces 2021 Drill Results from Raven Prospect

VANCOUVER, Canada – February 16, 2022 – Fury Gold Mines Limited (TSX: FURY, NYSE American: FURY) (“Fury” or the “Company”) is pleased to provide results from the 2021 exploration program at the Raven prospect within its Committee Bay project in the Kitikmeot region of Nunavut. Highlights include drill intercepts of 9.18 g/t gold (Au) over 1.5 metres (m) and 7.30 g/t Au over 1.0m in drill hole 21RV-012 and 0.88 g/t Au over 8.00m in drill hole 21RV-011 as well as rock grab results of up to 32.90 g/t Au from a newly identified gold mineralized outcrop 150m to the south of the Raven structure that was drilled in this program.

The reported intercepts have extended mineralization 160m down dip and 70m along strike from historical drilling at Raven (Figure 1). These results paired with the identification of a previously untested gold mineralized structure clearly indicate the significance of the Raven structure and shear zones in general, as exploration targets along the belt. Results from the exploration holes are listed below (Table 1).

“We are very pleased to announce recent drill results from the Raven prospect, as they confirm that the mineralization is open and has room to grow. We have also identified high grades in new areas on surface, which warrant follow up, in addition to continued exploration along the identified shear zones seen at Raven,” commented Tim Clark, CEO of Fury.

“Committee Bay is a tremendous exploration opportunity for Fury, the results of this program including our recent expansion hole at Three Bluffs are the best we have seen in the past five years, and we feel there is considerable potential for world-class high-grade gold discoveries; 2022 plans at Committee Bay are currently being reviewed.”

Table 1: 2021 Raven Drill Results

Hole ID	From	To	Length (m)	Au ppm
21RV010	167.5	173	5.5	0.46
	182.5	187	4.5	0.38
21RV011	164	172	8	0.88
	Incl. 1m at 5.53
	179.5	180.5	1	0.7
21RV012	128.5	130	1.5	9.18
	174	175	1	1.74
	182	183	1	1.74
	190	191	1	7.3
21RV013*	71	72.5	1.5	1.2
21RV014*	195	196.5	1.5	0.29
	227	231	4	0.66

Lengths are drill indicated core length, as insufficient drilling has been undertaken to determine true widths at this time.

Main intervals - grade is no less than 0.25 g/t, minimum width of 1m, maximum consecutive dilution 6m.

*Hole was abandoned prior to reaching target depth

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Raven Exploration

The Raven prospect is located in the southwest third of the Committee Bay gold belt approximately 50 kilometres (km) west of the Three Bluffs deposit (Figure 1). It is situated along an 8km long shear zone where limited historical drilling intercepted 31.1 g/t Au over 2.8m and 9.49 g/t Au over 7.6m(1).  The 2021 exploration program identified a silica-sericite alteration zone with associate quartz-arsenopyrite veining as the primary control on the high-grade gold mineralization (Figure 1). The silica-sericite alteration zone is sub-parallel to highly sheared gabbros and mafic volcanic rocks which were targeted in historical drilling. This led Fury’s technical team to re-interpret the historical drilling and update the geological model allowing for refined targeting. All 2021 drill holes intercepted silica-sericite alteration with associated quartz-tourmaline arsenopyrite bearing veins with coarse visible gold with intercepts of 9.18 g/t Au over 1.5m and 7.30 g/t Au over 1.0m in drill hole 21RV-012 and 0.88 g/t Au over 8.00m in drill hole 21RV-011 (Figure 1 and Table 1). The reported intercepts have expanded the gold mineralization footprint at Raven by 160m down plunge and 70m along strike.

Mapping and sampling at Raven have identified high-grade gold mineralization 150m south of the main Raven showing along an undrilled structure at the edge of an 8km long regional shear zone. Seven rock grab samples from outcrop returned results above 10 g/t Au with a peak of 32.9 g/t Au (Figure 2). Gold and arsenic in till now define a coherent 1,400m x 500m anomaly at Raven.

“Our 2021 exploration program at Committee Bay has reinforced the importance of shear zones as a potential source for significant gold mineralization along the belt. Historically, shear zones have been underexplored at Committee Bay and Fury’s technical team is now reviewing the existing exploration data to derive additional targets for future exploration,” stated Michael Henrichsen, SVP Exploration of Fury.

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Committee Bay – Raven Prospect

Recognized New Geometry – All Four Holes Hit a Panel of Alteration and Veining

Looking West
A
A'
05RV001
9.5 g/t Au over 7.5m
3.3 g/t Au over 1.24m
05RV007
0.5 g/t Au over 10.3m
21RV010
0.46 g/t Au over 5.5m
0.38 g/t Au over 4.5m
21RV011
0.7 g/t Au over 1m
0.88 g/t Au over 8m
Silica sericite alteration
Gabbro
Mafic Volcanic
Felsic Volcaniclastics
100 m
Looking West
B
B'
21RV012
9.18 g/t Au over 1.5m
1.74 g/t Au over 1m
1.74 g/t Au over 1m
7.3 g/t Au over 1m
21RV013
1.2 g/t Au over 1.5m
21RV014
0.29 g/t Au over 1.5m
0.66 g/t Au over 4m
Mafic Volcanic
Gabbro
Silica sericite alteration
Felsic Volcaniclastics
100 m
Raven
300 km long greenstone belt
Three Bluffs
Glaciofluvial
1.4 km Mineralized Footprint
234 samples average
4.85 g/t Au over
1.4 km strike length
8km Regional Shear Zone Corridor
Legend
Sericite Silica Alteration
Drill Holes Composite Assay (Au g/t)
10
5
2.5
1
0.5
0.25

Figure 1: Cross Section view of the 2021 Raven drilling showing both reported and historical intercepts in relation to the newly recognized silica-sericite alteration, which controls the gold mineralization.

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Committee Bay – Raven Regional Shear Zone Corridor

Successfully Intersected the Gold Bearing Structure – 8km Potential

Legend
2021 Drill Hole
Previous Drill Holes
Regional Shear Zone Corridor
Arsenic & Gold Anomaly
Fury Property
Historical
Fury 2021
0.5 - 1
1 - 5
> 5
Glaciofluvial
1.4 km Mineralized Footprint
Raven
300 km long greenstone belt
Three Bluffs
Prospective Regional Shear Boundary with Newly Identified High Grade Gold Mineralization
2021 Outcrop Sample Highlights (Au g/t): 32.9, 19.2, 16, 14.6, 13.85, 12.05, 11.05
234 samples average 4.85 g/t Au over 1.4 km strike length
N
1 km

VG
Aspy
Tour

- Visible gold hosted in felsic volcaniclastics along main deformation zone, 150m south of Raven showing
- Potential for mineralization zone along major lithological break

Figure 2: Illustrates the 1.4 km mineralized footprint at the Raven prospect within the larger 8km Raven shear zone. Newly identified high-grade gold mineralization is located along the southern boundary of the shear zone.

Technical Disclosure

Analytical samples were taken by sawing NQ diameter core into equal halves on site and sent one of the halves to ALS Lab in Yellowknife, NWT for preparation and then to ALS Lab in Vancouver, BC for analysis. All samples are assayed using 50g nominal weight fire assay with atomic absorption finish (Au-AA26) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good accuracy and precision in a large majority of standards assayed.

Drill intercepts were calculated using a minimum of a 0.25 g/t gold cut-off at the beginning and end of the intercept and allowing for no more than six consecutive metres of less than 0.25 g/t gold. Minimum length of the composite intercept allowed was one metre.

1The 2005 Raven drilling completed by Committee Bay Resources Ltd. is historical in nature, however, the Company has reviewed the associated QA/QC data and original analytical certificates and is of the opinion the drilling and sampling were carried out following industry best practices for disclosure.

Michael Henrichsen, P.Geo, SVP, Exploration at Fury, is a “qualified person” within the meaning of Canadian mineral projects disclosure standards instrument 43-101 and has approved the technical disclosure in this press release.

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About Fury Gold Mines Limited

Fury Gold Mines Limited is a Canadian-focused exploration company positioned in two prolific mining regions across the country. Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:

Salisha Ilyas, Vice President, Investor Relations

Tel: (437) 500-2529

Email: info@furygoldmines.com

Website: www.furygoldmines.com

Forward-Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed to be "forward-looking information" or "forward-looking statements" within the meaning of applicable securities laws, which relate to the future operations of the Company and other statements that are not historical facts. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes". Specific forward-looking information contained in this release primarily relates to statements that suggest that future work at Raven will potentially increase the known gold mineralization.

There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially. Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no assurance that such assumptions and expectations will prove to be correct. Exploration is a high-risk enterprise.

Readers should refer to the risks discussed in the Company's Annual Information Form and MD&A for the year ended December 31, 2020 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company's Annual Report including the Base Shelf Prospectus available at www.sec.gov. Readers should not place heavy reliance on forward-looking information, which inherently can only as of the date made.

Cautionary Note to United States Investors Concerning Estimates of Mining Disclosure

The mining and technical disclosure throughout this release is made in accordance with applicable Canadian law and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM"). The Company's descriptions of its projects using applicable CIM Standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws.

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